

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2021

Guy Abramo
Chief Executive Officer
HireRight GIS Group Holdings, LLC
100 Centerview Drive, Suite 300
Nashville, Tennessee 37214

> **Re: HireRight GIS Group Holdings, LLC**
> **Registration Statement on Form S-1**
> **Filed October 6, 2021**
> **File No. 333-260079**

Dear Mr. Abramo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed October 6, 2021

Prospectus Summary
Recent Developments
Preliminary Estimated Financial Results for the Quarter Ended September 30, 2021, page 10

1. Reference is made to your disclosure of Adjusted EBITDA, Adjusted EBITDA service margin and Adjusted Net Loss. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

2. Please provide an analysis of the financial measures so that investors can understand what they mean.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services